Exhibit 99.2

INVESTORS MEETING NASDAQ & TASE: KMDA May 2024 May 8, 2024

Forward-Looking Statement

This presentation is not intended to provide investment or medical advice. It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials.

This presentation contains forward-looking statements, which express the current beliefs and expectations of Kamada's management. Such statements include the 2024 financial guidance, success of the inhaled AAT clinical study, its benefits and potential market size, success of the U.S. plasma collection expansion and revenue potential, and success in launching new products in the Israeli distribution business segment. These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the prospected results, performances or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop, manufacture and commercialize its products and product candidates, the progress and results of any clinical trials, the introduction of competing products, the continued market acceptance of Kamada's commercial products portfolio, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting, obtaining or maintaining U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment, restrains related to third parties' IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading "Risk Factors" of Kamada's 2023 Annual Report on Form 20-F (filed on March 6, 2024), as well as in Kamada's recent Forms 6-K filed with the U.S. Securities and Exchange Commission.

This presentation includes certain non-IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. The non-IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In accordance with the requirement of the SEC regulations a reconciliation of these non-IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation. Management uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Management believes that these non-IFRS financial measures provide meaningful supplemental information regarding Kamada's performance and liquidity. For additional information regarding use of non-IFRS measures, see "Item 5. Operating and Financial Review and Prospectus – Non-IFRS Financial Measures" of Kamada's 2023 Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 6, 2024.

Forward-looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made, except as required by applicable securities laws. You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks noted above, as well as the risks and uncertainties more fully discussed under the heading "Risk Factors" of Kamada's 2023 Annual Report on Form 20-F (filed on March 6, 2024) as well as in Kamada's recent Forms 6-K filed with the U.S. Securities and Exchange Commission.

2 May 8, 2024 kamada

May 8, 2024 Strong First Quarter 2024 Financial Results Gross Profit Revenue Q1 - 23 Q1 - 24 Q1 - 23 Q1 - 24 41% $11.9 $ 16.8 23% $30.7 $37.7 Adj. EBITDA Net Income Q1 - 23 Q1 - 24 Q1 - 23 Q1 - 24 96% $3.8 $7.5 n/a $(1.8) $2.4 Leveraging the strength of our entire commercial portfolio and specifically the two most important growth drivers KEDRAB® and CYTOGAM® 3 All amounts are in U.S.$ in millions

May 8, 2024 Financial Growth Trajectory 104 129 143 158 - 162 2021 2022 2023 2024 Revenues US$M 6 18 24 28 - 32 2021 2022 2023 2024 Adjusted EBITDA US$M 2024 represents annual guidance 2024 represents annual guidance Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization; and (v) non - cash share - based compensation expenses Strong First Quarter Results & Positive Outlook for Remainder of 2024 Support Increase of Full - Year Revenue Guidance to $ 158 - 162 Million and Adjusted EBITDA to $ 28 - 32 Million 4

May 8, 2024 6 FDA - Approved Specialty Plasma Products Key Focus On Transplantation & Rare Conditions GLASSIA® [Alpha1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD) WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN) VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patients HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplantation CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplantation KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection 5

May 8 , 2024 Inhaled AAT Phase 3 Pivotal Study Global, double - blind, randomized, placebo - controlled pivotal Phase 3 clinical trial testing the safety and efficacy of inhaled AAT in patients with AATD. Study design meets FDA and EMA’s requirements • FDA recently reconfirmed overall study design, endorsed positive safety data to date, and expressed willingness to potentially accept a P< 0 . 1 alpha level in evaluating the trial’s efficacy primary endpoint for registration • Following positive feedback from FDA, filed an IND amendment with revised statistical analysis plan and study protocol, expecting FDA feedback during H 2 / 2024 • If approved, these changes may allow for the acceleration of the program Inhaled AAT Targeting a Market of over $1B 6

May 8, 2024 Strategic U.S. Plasma Collection Operation • Kamada Plasma currently collecting hyper - immune plasma for our Anti - D and Anti - R specialty IgG ’ s products • Working to open additional centers in the U.S., collecting hyper - immune plasma as well as normal source plasma (NSP); first center to be opened in Houston, Texas in H 2 - 24 ; signed lease agreement for additional location in San Antonio, Texas • Average annual revenues of a mature collection center ranges between $ 8 M - $ 10 M 7

May 8, 2024 Strong First Quarter 2024 Financial Results Details 2023 Q1/2023 Q1/2024 US $ M Driven by two most important growth drivers, KEDRAB® & CYTOGAM® 115.5 24.1 33.8 PROPRIETARY 27.1 6.6 4.0 DISTRIBUTION 23% YoY increase; almost 70% of Q1 - 24 sales driven in the U.S. market 142.5 30.7 37.7 TOTAL REVENUES 55.5 11.8 16.8 GROSS PROFIT 5 basis point increase YoY 39% 39% 44 % GROSS MARGIN (45.4) (11.6) (12.7) OPEX 8.3 (1.8) 2.4 NET PROFIT 96% YoY increase 24.1 3.8 7.5 Adjusted EBITDA 55.6 27.1 48.2 CASH Including acquisition related intangible assets ($134M @ March 24) 354.9 316.8 343.2 TOTAL ASSETS 5 - year term loan paid down in full during Q3 - 23 0.0 16.3 0.0 BANK LOAN Acquisition related contingent consideration 68.2 84.8 64.6 CONTINGENT LIABILITIES Increase mainly due to a $60M private placement with FIMI 244.0 174.8 246.5 EQUITY Contingent liabilities net of available cash 12.6 57.7 16.4 NET DEBT Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses 8

Kamada Highlights • 6 FDA - approved products with global commercial network selling in over 30 countries • Multiple growth drivers, with significant upside potential and limited downside risk • Financially strong to accelerate growth and pursue new business development opportunities • Leading innovative product for AATD in late - stage development; targeting a market of over $1B A growing commercial - stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions, and a leader in the specialty plasma - derived field Projected continued double - digit growth of revenues and profitability beyond 2024 2024 Guidance of $158 - 162 Million of Revenues and $28 - 32 Million of Adjusted EBITDA May 8, 2024 9

THANK YOU www.kamada.com

May 8, 2024 Non - IFRS Measures – Adjusted EBITDA 2023 Q1/2023 Q1/2024 US $ M 8.3 (1.8) 2.4 Net Profit 0.1 0.0 0.1 Taxes on income 1.0 1.8 1.8 Revaluation of acquisition related contingent consideration 0.7 0.3 (0.2) Other financial expense, net 7.1 1.8 1.8 Amortization of acquisition related intangible assets 5.7 1.4 1.5 Other depreciation and amortization expenses 1.3 0.4 0.2 Non - cash share - based compensation expenses 24.1 3.8 7.5 Adjusted EBITDA Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses 11